On June 26, 2019, the appointment of Tait, Weller & Baker LLP (“Tait”) as the MLP & Energy Income Fund’s and the MLP & Energy Infrastructure Fund’s independent registered public accountant ended, and upon the recommendation of the Trust’s Audit Committee and approval of the Board of Trustees, the Strategic Dividend Income Fund engaged Ernst & Young LLP (“E&Y”) as the MLP & Energy Income Fund’s and MLP & Energy Infrastructure Fund’s principal independent auditors for the fiscal year ending November 30, 2019. Tait had served as the principal independent auditor from the MLP & Energy Income Fund’s and the MLP & Energy Infrastructure Fund’s commencement of operations through November 30, 2018. The reports of Tait on the financial statements of the MLP & Energy Income Fund and the MLP & Energy Infrastructure Fund for such periods contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the MLP & Energy Income Fund’s and the MLP & Energy Infrastructure Fund’s fiscal years from commencement of operations through November 30, 2018, there were no disagreements with Tait on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Tait, would have caused Tait to make references thereto in their report on the financial statements of such years.